February 9, 2017

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed January 29, 2016
File No. 0-22513

Dear Mr. Thompson:
On behalf of Amazon.com, Inc., this letter supplements our July 28, 2016 response (the “Response Letter”) to your letter of June 29, 2016, regarding our Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 10-K”). After discussions with the SEC Staff, we are providing this letter to supplement our response to Comment #6 in the Response Letter. For your convenience, Comment #6 from the Staff’s June 29, 2016 letter is set forth below, followed by our supplemental response.
Note 11 - Segment Information, page 67

6.
We note that products and services included in the Media and Electronics and other general merchandise categories disclosed in the table of net sales by product and service category on page 68 include a wide-array of products and services. For example, it appears that the Media category includes net sales of books, music, video games and software and digital downloads and that the Electronics and other general merchandise category includes electronics and computer, home and garden, health and beauty, toys, grocery, kids and baby clothing, shoes, jewelry, sports and outdoor, tools, and auto and industrial products and digital devices. We also understand that service sales include commissions related to third-party sales on your websites and other services including compute, storage and database offerings, fulfillment (“FBA”), publishing, digital content subscriptions, and Prime membership fees. Please provide us with your analysis of the similarity of products and services included in each of the Media and Electronics and other general merchandise categories under ASC 280-10-50-40. In doing so, please address the following:

•
It appears that you classified third-party seller fees, including commissions, FBA services and other net sales of services in product sales categories. Please clarify for us how these are reflected in the existing disclosure of revenues by products and services. Explain why you believe that these are similar to the products and services included in the respective categories.

•
Please tell us how Prime membership revenues are classified in the existing disclosure. We note from your fourth quarter earnings conference call that Prime memberships have grown 51% year over year. Tell us how you considered the growth in this part of your business in evaluating whether these are similar to other products and services.

•
Please explain to us what factors you considered in concluding that the products and services in each of the media and electronics and other general merchandise categories are similar. Discuss how you considered quantitative aspects such as margins and growth rates in your analysis.

Response
In response to the Staff’s comments and our subsequent discussions with the Staff, we have evaluated our entity-wide disclosures regarding revenue from similar products and services in the context of preparing our Annual Report on Form 10-K for the fiscal year ended December 31, 2016. Accordingly, in our Annual Report on Form 10-K for the year ended December 31, 2016, we will present our entity-wide disclosures pursuant to ASC 280-10-50-40 as set forth on Attachment A to this letter.
We will continue to evaluate these disclosures in future periods in light of the factors discussed with the Staff.

If you have any questions or further comments, please contact me by email at shelleyr@amazon.com or by phone at (206) 266-5598.

Very truly yours,

/s/ Shelley Reynolds

Shelley Reynolds
Vice President and Worldwide Controller
Amazon.com, Inc.

cc:	Audit Committee of the Amazon.com, Inc. Board of Directors
Jeffrey P. Bezos
President and Chief Executive Officer
Amazon.com, Inc.

Brian T. Olsavsky
Senior Vice President and Chief Financial Officer
Amazon.com, Inc.

David Zapolsky
Senior Vice President, General Counsel, and Secretary
Amazon.com, Inc.

David Heselton
Partner
Ernst & Young LLP

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP

ATTACHMENT A

Net sales by groups of similar products and services are as follows (in millions):

	Year Ended December 31,
	2014	2015	2016
Net Sales:
Retail products (1)	$68,513	$76,863	$91,431
Retail third-party seller services (2)	11,747	16,086	22,993
Retail subscription services (3)	2,762	4,467	6,394
AWS	4,644	7,880	12,219
Other (4)	1,322	1,710	2,950
	$88,988	$107,006	$135,987
___________________

(1)
Includes product sales and digital media content where we record revenue gross. We leverage our retail infrastructure to offer a wide selection of consumable and durable goods that includes electronics and general merchandise as well as media products available in both a physical and digital format, such as books, music, video, games, and software. These product sales include digital products sold on a transactional basis; digital product subscriptions that provide unlimited viewing or usage rights are included in Retail subscription services.

(2)	Includes commissions, related fulfillment and shipping fees, and other third-party seller services.

(3)	Includes annual and monthly fees associated with Amazon Prime membership, as well as audiobook, e-book, digital video, digital music, and other subscription services.

(4)	Includes sales not otherwise included above, such as certain advertising services and our co-branded credit card agreements.